UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 71338 / January 17, 2014

Admin. Proc. File No. 3-15505

In the Matter of

AMERICAN ASSET DEVELOPMENT, INC.,
aVINCI MEDIA CORP.,
CERAGENIX PHARMACEUTICALS, INC.,
MARSHALL HOLDINGS INTERNATIONAL, INC.,
MEDCOM USA, INCORPORATED, AND
MILLENIUM HOLDING GROUP, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by American Asset Development, Inc., aVinci Media
Corp., Ceragenix Pharmaceuticals, Inc., Marshall Holdings International, Inc., Medcom USA,
Incorporated, and Millenium Holding Group, Inc., and the Commission has not chosen to review
the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge[2] has become the final
decision of the Commission with respect to American Asset Development, Inc., aVinci Media
Corp., Ceragenix Pharmaceuticals, Inc., Marshall Holdings International, Inc., Medcom USA,
Incorporated, and Millenium Holding Group, Inc. The order contained in that decision is hereby
declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities
Exchange Act of 1934, the registration of each class of registered securities of American Asset

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[1]   17 C.F.R. ' 201.360(d).

[2]   *Am. Asset Dev., Inc., aVinci Media Corp., Ceragenix Pharm., Inc., Marshall Holdings Int'l,
Inc., Medcom USA, Inc., and Millenium Holding Group, Inc.,* Initial Decision Rel. No. 525 (Nov.
15, 2013), 107 SEC Docket 12, 2013 WL 6057054.   The stock symbol and Central Index Key
numbers are: AADI and 1076886 for American Asset Development., Inc.; AVMC and 842695
for aVinci Media Corp.*;* CGXP and 1180743 for Ceragenix Pharmaceuticals, Inc.; MHLI and
1062760 for Marshall Holdings Int'l, Inc.; EMED and 907127 for Medcom USA, Incorporated.;
and MNGH and 1100674 for Millenium Holding Group, Inc.

Development, Inc., a Vinci Media Corp., Ceragenix Pharmaceuticals, Inc., Marshall Holdings International, Inc., MedCom USA, Incorporated, and Millenium Holding Group, Inc., is revoked.

 For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary

INITIAL DECISION RELEASE NO. 525
ADMINISTRATIVE PROCEEDING
FILE NO. 3-15505

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of AMERICAN ASSET DEVELOPMENT, INC., aVINCI MEDIA CORP., CERAGENIX PHARMACEUTICALS, INC., MARSHALL HOLDINGS INTERNATIONAL, INC., MEDCOM USA, INCORPORATED, AND MILLENIUM HOLDING GROUP, INC.	INITIAL DECISION ON DEFAULT November 15, 2013

APPEARANCES:	David S. Frye, Division of Enforcement, Securities and Exchange Commission Richard Ham appeared for Millenium Holding Group, Inc. No appearances were made by, or on behalf of, any other Respondent
BEFORE:	Brenda P. Murray, Chief Administrative Law Judge

The Securities and Exchange Commission (Commission) issued an Order Instituting Administrative Proceedings (OIP) on September 19, 2013, alleging that Respondents have securities registered with the Commission pursuant to Section 12(g) of the Securities Exchange Act of 1934 (Exchange Act) and have not filed required periodic reports. Respondents were served with the OIP on September 23, 2013. See 17 C.F.R. § 201.141(a)(2)(ii).

Richard Ham (Ham), President of Millenium Holding Group, Inc. (Millenium Holding), was the only representative of a Respondent who participated in the prehearing conference on October 21, 2013. The Division of Enforcement (Division) stated that Millenium Holding had submitted an Offer of Settlement, however, the Division decided not to go forward with the offer because there is a private dispute among parties as to who controls Millenium Holding. Ham and the other parties in the dispute agreed not to contest this proceeding. Tr. 6-8.

Respondents are in default because they did not file an Answer to the OIP, did not participate in a prehearing conference on October 21, 2013, except for Millenium Holding, and

did not otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). I find the allegations in the OIP to be true. See 17 C.F.R. § 201.155(a).

Findings of Fact

American Asset Development, Inc. (American Asset), Central Index Key (CIK) No. 1076886, is a revoked Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). American Asset is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2009, which reported a net loss of $423,785 for the prior year. As of September 13, 2013, the common stock of American Asset was quoted on OTC Link operated by OTC Markets Group Inc. (OTC Link), had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

aVinci Media Corp. (aVinci), CIK No. 842695, is a void Delaware corporation located in Draper, Utah, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). aVinci is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2010, which reported a net loss of $166,604 for the prior nine months. As of September 13, 2013, the common stock of aVinci was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Ceragenix Pharmaceuticals, Inc. (Ceragenix), CIK No. 1180743, is a void Delaware corporation located in Denver, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Ceragenix is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2009, which reported a net loss of $8,409,339 for the prior year. On June 2, 2010, Ceragenix filed a Chapter 7 petition in the U.S. Bankruptcy Court for the District of Colorado, which was still pending as of September 16, 2013. As of September 13, 2013, the common stock of Ceragenix was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Marshall Holdings International, Inc. (Marshall Holdings), CIK No. 1062760, is a revoked Nevada corporation located in Salt Lake City, Utah, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Marshall Holdings is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss of $1,473,136 for the prior nine months. As of September 13, 2013, the common stock of Marshall Holdings was quoted on OTC Link, had two market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

MedCom USA, Incorporated (MedCom), CIK No. 907127, is a void Delaware corporation located in Scottsdale, Arizona, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). MedCom is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 2008, which reported a net loss of $148,223 for the prior six months. As of September 13, 2013, the common stock of MedCom was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Millenium Holding, CIK No. 1100674, is a revoked Nevada corporation located in Henderson, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Millenium Holding is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended December 31, 2006, which reported a net loss of $2,480,476 for the prior year. On December 28, 2010, Millenium Holding filed a Chapter 7 petition in the U.S. Bankruptcy Court for the District of Nevada, which was closed on March 18, 2011. As of September 13, 2013, the common stock of Millenium Holding was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Conclusions of Law

Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. See 17 C.F.R. §§ 240.13a-1, .13a-13. American Asset, aVinci, Ceragenix, Marshall Holdings, MedCom, and Millenium Holding have failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13 because, as noted, they failed to make periodic filings and have failed to heed delinquency letters sent to them by the Division of Corporation Finance, or due to their failure to maintain a valid address on file with the Commission, they did not receive such letters.

The Commission has recently directed "that [administrative] law judges issue initial decisions as to respondents who are also in default." Alchemy Ventures, Inc., Exchange Act Release No. 70708, 2013 SEC LEXIS 3459, at *5-6 (Oct. 17, 2013). The Commission's Rules of Practice provide that an initial decision

> shall include: findings and conclusions, and the reasons or basis therefor, as to all material issues of fact, law or discretion presented on the record and the appropriate order, sanction, relief, or denial thereof. The initial decision shall also state the time period, not to exceed 21 days after service of the decision, except for good cause shown, within which a petition for review of the initial decision may be filed.

17 C.F.R. § 201.360(b).

The Commission stated in Gateway International Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 439, the first litigated appeal on appropriate sanctions for violations of Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13, that the following considerations were appropriate: (1) seriousness of the issuer's violations; (2) isolated or recurrent nature of the violations; (3) degree of culpability involved; (4) extent of the issuer's efforts to remedy past violations and ensure future compliance; and (5) credibility of the issuer's efforts, if any, against further violations.[1] Respondents' violations are serious because Exchange Act Section 13(a)'s reporting requirements are the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. See SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (citations omitted). Respondents' conduct was recurrent because the consecutive violations occurred over more than three years. The level of culpability is high because public companies are required to know the regulations that apply to them as a result of the registration of their securities and cannot plead ignorance to evade liability. See 17 C.F.R. §§ 249.308a, 310 (Commission Forms 10-Q and 10-K); Robert L. Burns, Investment Advisers Act of 1940 Release No. 3260 (Aug. 5, 2011), 101 SEC Docket 44807, 44826 n.60 (stating that the Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder"). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. See SEC v. McNulty, 137 F.3d 732, 740-41 (2d Cir. 1998); SEC v. Wills, 472 F. Supp. 1250, 1268 & n.15 (D.D.C. 1978); Nature's Sunshine Prods., Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488, 13496-97.

Finally, Respondents have ignored the proceeding, except for Millenium Holding, which Ham represented at the prehearing conference. Accordingly, except for Millenium Holding, Respondents have made no attempt to show any efforts to remedy past violations, ensure future compliance, or credible efforts against further violations. I conclude on these facts that it is both necessary and appropriate for the protection of investors to revoke the registration of their registered securities.

Order

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of American Asset Development, Inc., aVinci Media Corp., Ceragenix Pharmaceuticals, Inc., Marshall Holdings International, Inc., MedCom USA, Incorporated, and Millenium Holding Group, Inc., is REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. See 17 C.F.R. § 201.360. Pursuant to that Rule, I FURTHER ORDER that a party may file a petition for review of this Initial Decision within twelve days after service of the Initial Decision. See 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review

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[1] These factors are almost identical to the factors used to assess the public interest in administrative proceedings brought pursuant to Exchange Act Section 15(b). See Steadman v. SEC, 603 F.2d 1126, 1140 (5th Cir. 1979), aff'd on other grounds, 450 U.S. 91 (1981).

or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

In addition, a respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend, and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. 17 C.F.R. § 201.155(b).

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Brenda P. Murray,
Chief Administrative Law Judge